Filed by Alphatec Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File Number: 000-52024

Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by Alphatec. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Alphatec at the Securities and Exchange Commission’s web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Alphatec by directing such request to Allen & Caron, Inc., 18300 Von Karman, Suite 410, Irvine, California 92612, Attn: Matt Clawson, tel: 949-474-4300; e-mail: matt@allencaron.com.

THE FOLLOWING IS THE TRANSCRIPT OF THE WEBCAST PRESENTED BY

ALPHATEC ON SEPTEMBER 28, 2006

Male Speaker: Okay, I think we’re going to get going here. If you can’t find a seat, there’s a few up front here. Otherwise I think they’re bringing in some chairs.

Well first I’d like to welcome everyone. Thank you for getting up early and coming and joining us today. Obviously the last couple of days have been exciting for the members of the management team of both Scient’X and Alphatec, and today is a nice day to be able to share with you some of that excitement, some of our plans, and what this potential transaction means. Before we get underway, of course both for your benefit and for the benefit of our listeners on the webcast, I’d like to get through some housekeeping.

This presentation and responses to questions during the question and answer period will contain our estimated or anticipated future results. These forward-looking statements are typically identified by the words anticipates, believes, expects, intends, plans, future strategy, or words of similar meaning. These statements reflect our current analysis of existing trends and information, and represent our judgment only as of today. Actual results could differ materially from those anticipated, including the potential for the transaction to fail meeting the regulatory or shareholder requirements necessary for close. As a result you’re cautioned not to rely on these forward-looking statements. Be sure to refer to the risk factors, and other information, and the reports that we file from time to time with the Securities and Exchange Commission. The Company disclaims any intent or obligation to update any of these forward-looking statements made today.

In addition, investors and security holders are advised to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by Alphatec. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other Alphatec filings at the Securities and Exchange web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Alphatec by directing such requests to Alan and Caron Inc., 18300 Von Karman, Suite 410, Irvine, California 92612, Attn: Matt Clawson, 949 474-4300; e-mail: matt@allencaron.com. Finally I would like to remind listeners and other attendees that the discussions of integration and combined operations are, of course, subject to shareholder approval, and the transaction closure. Thanks for your patience.

With us today, all of them are going to say a few words regarding the transaction, are John Foster, Chairman of HealthpointCapital, Ron Hiscock, President and CEO of Alphatec Spine, Steve Dixon, Alphatec Spine’s, CFO, Steve Reinecke, the Company’s Chief Technology Officer, and Dr. Stephen Hochschuler, Chairman of the Scientific Advisory Board at Alphatec. And without further ado, I’d like to introduce John Foster.

John Foster Thank you very much and welcome everyone. As it turns out, and it’s only incidental, I’m also Chairman of Alphatec. So this is our first analyst meeting ever for this Company. We’re having many, many firsts, and there are several things about the deal that I would like to just make clear, as the lawyers never tend to make things clear. This deal is a done deal. The majority shareholders of the two companies have taken 85% of their value in the stock of the Company. HealthpointCapital is taking 100% of the value of it’s investment in Scient’X in stock, and within the last 60 days Olivier Carli, Chairman of Scient’X and founder of Scient’X, Ron Hiscock, CEO of this Company, my partner, Tim Berkowitz and myself have all been buyers of the stock, and are very enthusiastic about this opportunity.

There are a number of users and orthopedic surgeons here in the room who have, have extensive experience with both companies’ products, and I would encourage those of you who are not familiar with the products or their use in the OR to please feel free to introduce yourselves and chat after the meeting.

I started out CEO of this Company, and when I was, we recognized that there really two keys to success in orthopedics, and two keys to success in any medical device company. One of them is service delivery and the second one is technology. Hence our strategy was set at developing a service delivery platform, and with that in place, adding technology. That is what we have now accomplished and the first phase of our strategy implementation is complete. As those of you who know Ron Hiscock and me, we have been building businesses for the last 17 years. Our capacity and our focus has been only to build number one or number two market share players, and this Company is no exception.

It is important to note that Scient’X is taking us substantially down this road in terms of dynamic stabilization. It not only pioneered in 1997, dynamic stabilization, but over these years has, has successfully implanted 3,000 devices in its patient population. Also pioneered in the middle ‘90s and introduced the Peek cage. Only lesson learned there was if you have a great insight you really ought to patent it. That was learned in the Dynamic Stabilization case and most recently in 1999, on introduced the ceramic cervical disc. Its first generation was, had 70 patients implanted. The second generation was introduced earlier this year and there have been 100 implants there, and so as we begin to build number one or number two market share positions, as this Company develops we will be building on this terrific tradition that has been started by Scient’X.

With the completion of this acquisition we create the largest and fastest growing independent spine Company in the world. As I have said to the team, shame on us if we ever lose that position, and we are looking forward to working more with you and introducing you to the opportunities that we think these two companies together provide for the patient as well as the shareholder. And with that I’d like to turn it over to our Chief Executive Officer, Ron Hiscock

Ron Hiscock: You know a lot of deals I’ve done over the years, you sometimes have to dig deep to find out where the synergies are and what the opportunities are. You don’t in this deal. We at Alphatec feel very positive about the merger of these two companies, with Scient’X. The last 15 months at Alphatec has been, I think, a superb execution of operational things that we have accomplished. I think that one of the things that we are very proud of is the pace which we are keeping, and I think in all deals the key is can you execute. And I think we’ve proven that for the seventeen years that John and I have been together, as well as the team that we’ve brought here. But let me give you on a very high level without digging, what I believe to be the real key indicators of the synergies of this Company.

John has talked about the Alphatec strength that we put in place. Really what we’ve worked very diligently for the last 15 years, is putting in a foundation for growth. We have put an infrastructure in that can take on an awful lot of volume over the next few years. That was with intent. The investment was there, we’ve made that very clear from day one. That infrastructure is a foundation from which to build, to secure the revenue that we believe is the future. On the Scient’X side, they have been working very diligently on R&D. Their research and development group and the products that they’ve produced is some of the best that I have ever seen in this industry. So if you match up what we’ve done with infrastructure, and what they’ve done with the research and development side, we are starting to look at what we call the bigger strengths of the combined entity.

We have a US distribution group in the United States with over 200 individuals, combined from distribution and in house sales on the street. So our infrastructure in the United States is very, very strong with over 2% market share already as we continue to grow the volume. On the Scient’X side, they have a very strong European and worldwide distribution set up. They’re in 35 countries. There have never, in our opinion, on both sides, penetrated heavily into the US market. So if you look at what the accomplishment is world wide, and the accomplishment is with Alphatec on the

US market, it’s just a natural opportunity for global space that we feel very positive about.

We are very strong in fusion. In fact, kiddingly, we’ve heard we’re ‘me too’ products. We’re not; we’re tremendous high quality fusion products. But on the Scient’X side, they have motion preservation, so when you put the product portfolio together, we now have the innovation and the technology that’s necessary for today, and for the future, and it moves us many years ahead on what we believe to be the R&D.

We have in-house manufacturing. It is a major benefit to us in the United States; it keeps us close to the surgeon. With that we have the research and development and can turn around products very quick. We control 100% of our in-house manufacturing in the United States. And those of you that have been in Carlsbad, California, know that we’ve completely done over all three plants, with lay manufacturing and we’re only at a 40% capacity in the same facilities and equipment and capitol that we have. And so with a minor investment of labor, we can take it up another 60%. Scient’X, on the other hand, has the innovative products, but pretty much vendors out all of their production. So by taking the products that they have, and the manufacturing that we have, there’s a natural synergy of cost saving that takes place, and a delivery model for making sure that we have the right products at the right time.

We have custom engineering. One of the benefits in the United States is our benefit of being able to turn around in two to four weeks, prescriptions with physicians that are customized. The US operation of Scient’X doesn’t have that capability. We believe it’s a major differentiator as your moving the revenue volume ahead in the United States. This will also become a benefit to Scient’X as we move that in there. And then finally, I think the best surgeon training program that I’ve ever seen is with Scient’X. It’s world renowned, it’s accepted, and we will build the Alphatec team off of it.

So if you look at the top level strengths of Alphatec being infrastructure, the distribution in the United States, the fusion products, the in-house manufacturing, custom engineering, and blend it in with Scient’X strengths of R&D, the world wide distribution, the motion preservation, the innovative products that they have in the surgeon training program, this is a natural strategic alliance.

We also believe that the strategic advantages just leap right out. We have a service platform that’s 100% in place. They have a technology platform that needs to be put together so that we can build upon that globally. We are the largest and fastest growing independent spine Company in the world at this point, and we’ll keep that position as we keep moving forward at the volume areas. It gives us distribution in 35 countries, a very sought after situation with many of the spine companies in what I would call the mid-market level at this particular point, and this is from day one.

Our product portfolio doubles in size. Steve Reinecke, who I’ll introduce in a minute, the Chief Technology Officer, will go through that with you and show you where the products come in. But our product portfolio as a Company will double. There’s not a lot of duplication. And then on top of it, the IP assets that we own now, together, doubles in size. So if you step back from this, look at the synergy, look at the strategic advantages, I think that it will become very clear as we go through the high level with you.

I’d like to introduce Steve Reinecke, who is the Chief Technology Officer for the Company, who will go through those products with you.

Stephen Reinecke: Thank you Ron. We’re extremely excited by this merger for R&D. This gives us a tremendous opportunity, and before I talk about the product portfolio, a lot has taken place be, you know, since we last talked to you on the IPO. More importantly, or as important, is what this has done for our organization. Since we last talked to you, since the IPO, our R&D teams, here in the States, have more than tripled in size, and with the addition of the engineering team at Scient’X, we’ll have a 500% increase and talented engineers to drive innovation going forward.

If we look at Alphatec today, we have over 20 products, and seven, or sorry, six to seven market segments. At this show we’re displaying some new innovative products that is just pending FDA approval. We have a new cervical plate with a unique locking system. We also have a dynamic plate, and we are also introducing a MIS retractor system. You can view those products either at our booth today, or I believe we have some of those products in the back of the room that you can look at. And all these projects, as we discussed in the road show, are ahead of schedule. With an influx of new engineers, we’re able to move those projects along further than what we promised you on the road show.

If you look at Scient’X, they also have a very strong product portfolio in the fusion market, but they have several unique products that will be additional to our product line. Stella, which is their cervical plate system, it is the thinnest cervical plate in the market at 1.55. They also have TeCorp, a Jessel corpectomy device. It’s a device that we were planning on developing in house and wouldn’t offer it until the end of next year. Now with this merger we’ll be able to provide that product as soon as it gets the FDA approval. They also have a very strong product line in PEEK. They’ve been the innovators in PEEK inter-body spaces, and we will also be able to leverage that technology. But more importantly they are moving since the non-fusion market segment, something that Alphatec has not entertained at this point. With this merger we will acquire very innovative products and as important, the talent in driving further innovation moving forward.

As we look forward at the combination of the two companies, right off the bat we see the potential of 18 new products for the companies. Some of these will need to go through FDA approval, and from the European side, we’ll need additional CE mark, but we see a potential of 18 new products. These are not just stand-alone products, but are synergistic products. With their Jessel corpectomy device, that will help drive our Tamarac system for the trauma market. So we’re seeing a lot of synergy between the two products. We’re also seeing with their occipital plate, if we combine that with our Solanis, our posterior cervical stabilization system, that will increase indications for use for our technology. We also see, obviously, as Ron has mentioned, the increase of dynamic stabilization discoplasty and there is several products, projects looking at nucleus repair. So the combination of these two groups quickly positions us for growth and innovation as we move forward in this marketplace.

I would like to now introduce Dr. Steve Hochschuler, our Chairman of our Scientific Advisory Board.

Dr. Stephen Hochschuler: Good morning. I just want to say a few words and I do want to apologize, I have to leave a little early, but if there’s a question and answer period, if you could ask my questions first, I’d appreciate that.

I was asked to get involved with Alphatec pretty much after the present group took Alphatec over, and for any of you who know me, I’ve been involved in a lot of projects. I’m excited about this project and the reason that I elected to take the job as heading up the scientific advisory board, was I believed in the vision. What excites me is it wasn’t just the vision. Things are happening and things are happening quickly. The projects I’ve been involved with, the number one project was building the Texas Back Institute, and I’ve always tried to meld the best of medicine with the best of business, and when we first started it took a lot of hours in the back, because doctors weren’t supposed to know anything about business. But the truth is the practice of medicine has to be run efficiently, the patient must be the center of the universe, and that’s what we stress, and that’s what I see Alphatec stressing, that the patient really has to be in the center of the universe. The excitement to me was that they put together a team, or built the infrastructure, and again, the hardest thing I had to do at Texas Back Institute was pick the right people. My personal problem is I like everybody, so it’s very hard to choose the right people when you like everybody. What I’ve seen here is, fortunately I don’t know if these guys like everybody, because they’ve picked the right people pretty quickly. So they’ve put together a great infrastructure.

I think in the second part to it, and that was the reason they asked me to get involved, I happen this year to be president of the

Spine Arthroplasty Society. I’m always looking downstream, so if today we’re looking at, you know, genetics and stem cells and this kind of stuff downstream, I’m looking at nano-technology and MEMS technology. So I’m pretty far downstream. Nevertheless I, they have the vision to go downstream. So what excites me here, is they didn’t only build the infrastructure, they now have acquired innovation and from what we just heard Steve Reinecke say, some of the other key aspects in terms of motion preservation, they will be addressing. So as a surgeon, I like that. I like the fact they had the “me too” products, they have now some of the downstream products, they’ve committed to develop the next downstream products, so when you combine the infrastructure with the innovation, as far as I’m concerned, that’s what excites me.

So just a brief overview, I have really nothing more to add. I’m happy to take questions and answers when the time is appropriate. Thank you. I would like to introduce now Steve Dixon, the Chief Financial Officer.

Stephen Dixon: Thanks very much Steve. I’ve just got a couple of slides to show. The first one here is a, is a quick look at historical revenue growth for the periods for which we have like publicly available information. You can see strong growth on the part of both companies over this period, as a function of market and product expansion. 63% CAGR for the two year period and close to 100% growth for the combined companies for the most recent year ended 2005. And I point out, it’s hard to see, but the Scient’X revenue in 2005 was approximately $33.5 million.

Okay, show me the transaction. I know it’s been a little confusing. I’ve had a lot of discussion with many folks about exactly how does this work. This is a two part transaction, so the initial offering was for 74% of the outstanding shares of the Scient’X to both the majority shareholder of Ideal Medical, as well as Health Point, and this is substantially us, an all stock component. There’s a very small part of cash within the 74%, and that works out to $126 million. Then there would be a tender for the remaining shares, 26%, with the minority shareholders of Ideal Medical. So if you kind of extrapolate that out, it’s about a $180 million valuation for the combined parts of the tender. There’s a collar of $5.00 to $9.50 per share, such that if the ultimate number of shares exchanged will depend on the average trading price of Alphatec stocks 30 days prior to close. But there’s a collar on the number of shares at a 5 to 9.50 range. There will be an Alphatec capital raise. The amount is going to vary because those minority shareholders with the 26% have an election to take stock, or cash, and so therefore the amount of cash component could be 20 to approximately $55 million.

We do intend to capital raise to support that need, whatever it is within that range. We’ve had discussions and feel very confident that we’ll be able to attain that financing looking at a convertible preferred product, and we feel, again, confident about our ability to do so. The other thing I’d point out as to valuation is that we believe strongly that this is an at-market deal, and it’s very consistent with the valuations of other strategic acquisitions in this space. And lastly, around the closing timetables you’d expect, it’s subject to shareholder approval. I want to emphasize that this is shareholder approval of Alphatec shareholders other than Healthpoint. So we’re going to have broad support for the transaction.

The fund raising that I talked about, certain regulatory approvals, Hart-Scott-Rodino, which we don’t believe to be a barrier, and last we think that we’re going to close late fourth quarter or early first quarter of next year. And with that I will be happy to entertain any kind of questions that you may have.

Ron Hiscock: With that, if we could field some questions I would be happy to do that for you, and I will pass them to the appropriate person and see if we can give you the appropriate answers. Questions (inaudible). Yes, Bill.

Bill: Can you talk about the synergies and the overlapping US distribution at this point in time, and then can you also give us a feel for percentages of Scient’X revenues in the US (inaudible)

Ron Hiscock: Right, the breakdown of motion preservation versus fusion in the US. Do we have that at hand with us, Steve Dixon, or Steve Reinecke? I will get you that information Bill and I’ll have that readily broken down. But as for the distribution in the United States, it is minimal overlap. There is some strength in the Southeast with Scient’X that we do not have within Alphatec. We have pretty much, on the Alphatec side, as you know, on the actual distribution Company side, gone through and upgraded a lot of our distributors, to the point we have 56 companies that we’re dealing with. We’ve also moved heavily into a direct sales force, so we have a combination of both. So if you look at the two hundred feet on the street today as we’ve been focusing on MSA’s and targets it’s pretty much across the country, and I think the number is 42 states. Scient’X is strong on some of the West Coast states, and definitely in the southeast. We see minimal overlap and an opportunity for expansion in both distribution sides and in fact they have approximately 30 distribution companies and a minimal direct sales force. But we do not see overlap, and in fact one of the synergies is bringing, wherever possible, both lines into the distribution network.

We had an event last night, and many of the distributors on both sides are very excited about this situation. So I think it’s a very, pretty positive, and we’ll get back to you on the other question of the exact breakdown.

Yes, Bill.

Bill: I would ask Dr. Hochschuler, in your familiarity with the (inaudible) from a service perspective, (inaudible). What’s the strategy to keep Scient’X distributors (inaudible) going forward?

Dr. Stephen Hochschuler: Well I can answer the first one. The answer is yes, I’ve used some of their product, selectively. I like the synergies here in the sense that I have used their Dynamic Stabilization Rod, and I found it to be very effective. I’ve used it over the last year, I would say, about 20 times, and I’ve been pleased with it. I do think, what I’m excited about it, I’ve had a lot of (inaudible) ideas for that rod, but I haven’t worked with the Company on how to improve it, and how to kind of make it more applicable in more cases.

One of the critiques I have, with the rod, I didn’t like the screws they had for the rod, just because the screws took out a big cross sectional area, and consequently would be very hard to put a cross link on, and sometimes you couldn’t apply it. So in essence, I was using, including the Alphatec, a different screw system, with the Alphatec, I mean with the Scient’X rod. So now it’s all from one Company. Okay, and so depending on salesmen, some people say you can’t do that, well that’s nonsense. You could do that. But the truth is now you have a good sales pitch. Now you have the right screw with the right rod, and you, that in itself makes a big difference in terms of where you could apply it.

Ron Hiscock: If I could ask the group, when you speak for a question if you could hit that microphone in front of you so we can record it for the web, that would be great.

Other questions; distributor question? What was that again (inaudible)?

Male Speaker: The second question was how are you going to keep the Scient’X distributors intact? Do you have a strategy?

Ron Hiscock: Yes, yeah. Over the next ninety days, we have already done most of the due diligence operationally, both overseas and here. We have a great working knowledge today of who the players are. This industry is a small industry at $3 billion, as we know in the United States. Our intent is to meet with every distributor, qualify the distributor’s capabilities, and then make a decision on a go forward basis. So within the next 90 days we’ll have a full integration plan of that on distribution. I think it’s one of the expertise we have at Alphatec. So we view that as an integration plan that will take place live, while the Company is purchased.

Other questions; Yes?

Male Speaker: Could you talk a little bit about the cervical disc that you’re working on, that Scient’X is working on? Where that is, and what your opinion of that is?

Ron Hiscock: I’ll have Anne Renaud who is the Vice President of Marketing, who is sitting in the audience, who is very familiar with this, and I think you have in front of you a microphone, if you could talk into it? How’s that for putting you on the spot? Welcome to the Scient’X team, they’re already part of the team, so we might as well go to the team member that has the expertise.

Anne Renaud: Wow, yeah

Ron	Hiscock: How’s that Anne for an introduction. Welcome.

Anne Renault: Well, thank you very much. That’s a, call that a fast integration. Okay about our cervical disc, actually the main (inaudible) is that it’s very different in design and in the material that we have used for the cervical disc. This is two titanium end plates, with a ceramic (inaudible) coupling. And we all know that surgeons, at least operating surgeons are very familiar with the ceramic because it’s being used in hip prosthesis. We’ve launched the second generation of this product last May, at the Spine Arthroplasty meeting, and then so far the sales have been beyond our expectations. As John Foster said at the beginning, we have now reached around 100 patients implanted, outside the US of course, and I mean this is, this has a tremendous success in every country where we have launched this product so far.

Male Speaker: Thank you ma’am.

Ron	Hiscock: Other questions? Dale.

Dale: Thank you. Can you maybe provide some timing on, on start of US trials of the, of the disc, and if I could ask the Doctor, Dr. Hochschuler, in terms of the materials, the ceramic material, you know, your thoughts there. Obviously in the US, we just have one with some poly material. My understanding, at least in the larger joint, you know, the fear of using ceramic, is the potential for cracking, and I didn’t know if there was risk of that in the cervical area.

Ron	Hiscock: Let’s take the trials first, before I go to Dr. Hochschuler. Anne is there a plan at this point, yes?

Anne Renaud: Yeah, the Scient’X team has been working already on answering all the FDA requirements to be able to get the ID beginning first half 2007. We hope so.

Ron	Hiscock: Thank you. Dr. Hochschuler.

Dr. Stephen Hochschuler: Yeah, first let me disqualify myself in a sense. I don’t do cervical, okay, but we have nine guys who do, so I’ll answer, having said that. I think we’re talking about a totally different joint. Okay, it’s not really a strong weight baring joint. The forces are very different. The friction, I like the idea of ceramic on ceramic, I also like the idea that it differentiates us from the rest of the market. As you all know, I think, I believe the cervical application of artificial discs is going to be much more readily accepted than the lumbar for practical reasons. One being most neurosurgeons don’t like the anterior approach for lumbar, and they’re all familiar with cervical; and number two, it seems that the initial results with cervical, as seen recently in the FDA application for Medtronic’s’ product, they’re, it seems to be much more acceptance for it, and the results seem to be really very good, no matter which disc your looking at.

So personally I think the market is huge. I think it’s probably going to be bigger for cervical than lumbar, and I like the idea that we have a different product that, it’s different bearing surfaces. I have not looked at the mechanical testing, I have not looked at the wear, so I can’t really answer it intelligently, but I will be able to.

Male Speaker: Thank you.

Ron Hiscock: Other questions. Bill.

Bill: In terms of manufacturing integration, that’s one of the synergies you discussed. How long do you think it would take to bring that product in house, and what type of margin improvements? Have you done any analysis yet at the margins that you can see (inaudible).

Ron Hiscock: I will have Steve Dixon answer the margin improvement, but let’s just talk about all the products, not just the disc. We see an opportunity with the vast majority of the products of bringing things in house for manufacturing. We also believe there’s an opportunity for manufacturing overseas, which we’re also discussing. And there will be more of that to come, but we believe again, that’s one of the major opportunities. Our capacity as you know, at Carlsbad, is huge at this point, we’re not even at 50%, and we have the technology and the machinery to handle a lot of the items that we have now seen. So we’re working on that plan that we do believe that’s one of the biggest opportunities. As for the margin improvements, the opportunities we see there, Steve Dixon?

Stephen Dixon: The answer is no, we have not done significant analysis to best understand the opportunity and that’s something we’ll do within the context of continuing due diligence over the next several months.

Male Speaker: Ron?

Ron Hiscock: Yes.

Male Speaker: Could I ask Herb Bellucci, our VP manufacturing to expand a little bit on the previous question?

Ron Hiscock: Herb, just grab one of the mikes if you want.

Herb Bellucci: Good morning. I’m Herb Bellucci, VP manufacturing for Alphatec. We’ve had an opportunity to look briefly at the products, as Ron indicated earlier. We have significant manufacturing capabilities in Carlsbad. They’re not currently at capacity, so we fully expect that we’ll be able to bring many of these products inside. We obviously have not had an opportunity to dive deep into the technology, but certainly we have tremendous capability in screw making, and in making inter-body devices in our facility, so certainly many of these products can be manufactured immediately in Carlsbad.

Male Speaker: Herb, do you see any challenges with manufacturing the TTL rod in-house?

Herb Bellucci: I really haven’t looked inside of that. There’s some technology involved in making that product. Laser welding I believe, so there will be some development work that we’ll have to do, but I expect that we’ll be able to manufacture that product.

Ron Hiscock: Other Questions. Yes.

Male Speaker: Just, you showed on the slide the nucleus and the spacer R&D projects for Scient’X, and I may have missed it but I’m just wondering if you could talk about the materials or the concepts, any timelines; where you’re on the progression, and second question is does Scient’X have a presence in Japan? If so, does that raise any conflicts with the situation there?

Ron Hiscock: Anne.

Anne Renaud: About the nucleus, this is pretty confidential project right now, so I’m not sure I discuss anything. We are going through a biomechanical testing in order to choose the best material that will be used for this product. About the Japanese (inaudible) I will give the microphone to (inaudible) who is our VP of International Sales.

Male Speaker: Answering your question, yes, Scient’X do have a presence through a distribution network in Japan, through two distributors today.

Ron Hiscock: And we do not see any conflict with that, as we’ve analyzed the Alphatec business, whatsoever.

Male Speaker: Then if I could just go back to this spacer as well. On the R&D, can you speak to that at all (inaudible)?

Anne Renaud: Okay, again this is a project we are working on. It’s pretty (inaudible) tell you without disclosing anything that we, it’s going to be a minimally invasive (inaudible) spacer.

Ron Hiscock: Other question please. Okay, if there are no other questions we just would like you to note the Alphatec and Scient’X team will be available for questions. We’ll be here throughout the convention. We’re always available to invite any of you to Carlsbad to see this opportunity, and again we view it very positively and thank you very much for your time and have a great day.

NASS Investor Presentation September 28, 2006 Seattle, WA

Excellence in Spinal Technology
Forward Looking Statements
This presentation and our responses to your questions during the question and answer period will contain our estimated or anticipated future results. These forward-looking statements are typically identified by the words "anticipates," “believes," "expects," "intends," "plans,"
"future," "strategy," or words of similar meaning. These statements reflect our current analysis of existing trends and information, and represent our judgment only as of today. Actual results could differ materially from those anticipated including the potential for the transaction to fail meeting the regulatory or shareholder requirements necessary for close. As a result, you are cautioned not to rely on these forward-looking statements. You should refer to the "Risk Factors" and other information in the reports that we file from time to time with the
Securities and Exchange Commission. The Company disclaims any intent or obligation to update any forward-looking statements made here today.

2 Excellence in Spinal Technology John Foster Chairman

3 Excellence in Spinal Technology Ronald Hiscock President and CEO

Excellence in Spinal Technology
Synergy
Alphatec Strengths:
Infrastructure
U.S. Distribution
Fusion
In-house Manufacturing
Custom Engineering
Scient’X Strengths:
R&D
European Distribution
Motion Preservation
Innovative Products
Surgeon Training

Excellence in Spinal Technology
Significant Strategic Advantages
Together, Alphatec and Scient’X:
Service/Technology Combined
Largest and Fastest Growing
Distribution in 35 Countries
Product Portfolio Doubles
IP Assets Double

6 Excellence in Spinal Technology Steve Reinecke Chief Technology Officer and VP

Excellence in Spinal Technology
Synthetics
Synthetics
Structural Allograft
Spacers
Structural Allograft
Spacers
Trauma/Tumor
Trauma/Tumor
Deformity
Deformity
Spinal Spacer
Spinal Spacer
Lumbar Fusion
Lumbar Fusion
Cervical Fusion
Cervical Fusion
Posterior Cervical/
Thoracic Fusion
Posterior Cervical/
Thoracic Fusion
Pending FDA Clearance
Approximately 20 FDA-Cleared Products

8 Excellence in Spinal Technology Cervical Fusion Samarys ® Stella ® DiscoCerv ® PEEK ® Cages: KLA / CC / Olys Isobar ® TTL / SCS Aladyn ® Isolock ® Non-fusion Thoraco- lumbar TeCorp ® Isobar ® TTL

Excellence in Spinal Technology
Leading Pure Play in Spinal Implants
18 New Products of 26 Total Products
Ti Spacer
PEEK Spacer
Fusion Cervical
R&D R&D MIS
Manufacturing
Disc Arthroplasty
R&D R&D Nucleus / Annulus
R&D R&D Interspinous Spacer
Allograft
Biologics
R&D
Dynamic Stabilization
Fusion Lumbar
COMBINED
= Revenues R & D = Advanced Development

10 Excellence in Spinal Technology Stephen Hochschuler, M.D. Scientific Advisory Board Chairman (Chairman, Texas Back Institute)

11 Excellence in Spinal Technology Steve Dixon Chief Financial Officer and VP

12 Excellence in Spinal Technology ProForma Revenue History Annual Revenue YE 12/31 ($M) $0 $20 $40 $60 $80 $100 2003 2004 2005 ATEC SX

Excellence in Spinal Technology
Transaction Summary
74% of Scient’X for $126.7 million
– 41% from majority shareholder for stock and cash (85/15)
– 33% HealthpointCapital all stock
Tender remaining 26% of shares
Collar: $5 - $9.50 per share
ATEC capital raise
Closing timetable
Subject to:
– Shareholder approval
– Fund raising, and;
– Regulatory approvals
– Late Q406 or early Q107 closing

14 Excellence in Spinal Technology Creating the Largest Independent Spine Company Questions and Answers

NASS Investor Presentation Seattle, WA September 2006